September 24, 2008

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
CF / AD2
Washington, D.C. 20549-3561

Attn:	Mr. H. Christopher Owings

	Re:	Pier 1 Imports, Inc.
Form 10-K for Fiscal Year Ended March 1, 2008
Filed May 7, 2008
Definitive Proxy Statement on Schedule 14A
Filed May 9, 2008
File No. 001-07832

Dear Mr. Owings:

On behalf of the referenced registrant, the following are responses to the comments of the staff of the Securities and Exchange Commission received by letter dated September 10, 2008 with respect to the Definitive Proxy Statement on Schedule 14A filed on May 9, 2008.  The Staff's comments and the registrant’s responses thereto are set forth below.  Capitalized terms used herein have the meanings assigned to them in the Definitive Proxy Statement.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 28

Compensation Discussion and Analysis, page 28

1.
We note your disclosure on page 29 that upon the recommendation of Towers Perrin the compensation committee selected a second peer group to benchmark executive officer perquisites, executive and non-employee director stock ownership guidelines and non-employee director compensation.  Given that the compensation committee “believed that the previous peer group included several large retailers whose operations were not a relevant match to Pier 1 Imports’ scope of operations,” please expand your discussion to explain why the compensation committee continued to use the old peer group to benchmark the base salary, short-term incentive and long-term incentive elements of executive compensation, in lieu of the second peer group.

Response
The use of two peer groups to determine different elements of executive compensation during fiscal 2008 (March 4, 2007 – March 1, 2008) was a matter of timing.  Base salary, short-term incentive and long-term incentive elements of executive compensation were determined in March 2007, with an effective date in April 2007.  As noted in our disclosure on page 29, a new peer group was selected for executive compensation benchmarking in August 2007.  The new peer group was used for all executive compensation benchmarking subsequent to August 2007, and this new group will be used for future benchmarking (including base salary, short-term incentive and long-term incentive elements of compensation).  The Company’s future filings will reflect the use of the new peer group for future benchmarking.

Pier 1 Imports, Inc.
Commission File No. 001-07832

2.
We note your disclosure on page 29 of the factors that generally go into the compensation committee’s determination of each executive’s base salary.  Please enhance your disclosure to identify more specifically what aspects of individual performance are considered.  See Regulation S-K Item 402(b)(2)(vii).

Response
The aspects of individual performance typically considered in the chief executive officer’s recommendations and/or the compensation committee’s determination of each executive’s base salary include the individual’s: contribution to achieving operating goals, expense control and expense reduction, profitability, and performance as compared to planned results.  These factors are considered with respect to each individual’s function in the organization.

In addition, the Company uses the following “super competencies” when assessing the leadership team: thought leadership (analysis, judgment, and financial acumen), results leadership (planning and execution), people leadership (influence and execution), and personal leadership (the ability to trust, adapt and learn).

The Company will revise future filings to be more detailed with regard to these aspects of individual performance which are considered in the determination of each executive’s base salary.

3.
We note your disclosure on page 32 that “[e]ffective April 20, 2008, Pier 1 Imports and each of Messrs. Jacobs, Turner and Walker mutually terminated their respective post-employment consulting agreement.”  Please indicate whether these executives received any consideration in exchange for terminating their respective agreements.

Response
Messrs. Jacobs, Turner and Walker did not receive any consideration in exchange for the mutual termination of their respective post-employment consulting agreements, nor did the Company incur a penalty with respect to the termination.  As noted in our disclosure on page 42, however, in conjunction with the termination of their respective post-employment consulting agreements, Messrs. Turner, Jacobs and Walker, along with Mr. Humenesky, were offered and each elected a lump-sum payment option of the actuarial equivalent of his accrued benefit under the Pier 1 Imports, Inc. Supplemental Retirement Plan.  This lump-sum payment will be made at the time the benefit would otherwise have been paid, pursuant to the terms and provisions of the plan.

Potential Payments upon Termination or Change in Control, page 45

Pier 1 Imports, Inc.
Commission File No. 001-07832

4.
We note your disclosure in the footnotes to the table on page 47 that the 2006 Plan’s administrative committee may, in its discretion, notwithstanding the grant agreement, upon a participant’s retirement, termination without cause, death or disability, or upon a corporate change, fully vest any and all Pier 1 common stock awarded pursuant to a restricted stock award.  Please disclose whether the administrative committee has in the past exercised discretion in this regard.  The same comment applies to your other plans, to the extent that the administrative committee or the compensation committee of your board of directors, as applicable, may exercise discretion to fully vest or accelerate awards, notwithstanding the terms of a grant agreement.  For instance, please indicate whether or not the normal policy is to fully vest or accelerate these awards in certain circumstances.  See Item 402(b)(2)(vi) and –(h)(3)(v) of Regulation S-K.

Response
In the past the administrative committee has not exercised its discretion to fully vest Pier 1 common stock awarded pursuant to a restricted stock award under the 2006 Plan.  It is not the normal policy of the administrative committee, or the compensation committee of the board of directors as applicable, to fully vest or accelerate restricted stock awards in certain circumstances under the 2006 Plan or any of the other stock plans.  The Company will revise future filings to clarify this fact.

*****
We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss our response.  Please contact Tiffany Barclay at 817-252-8806 if you have any questions regarding our response.

Sincerely,
Pier 1 Imports, Inc.

By: /s/ Michael A. Carter
Michael A. Carter, Senior Vice President
General Counsel and Secretary